Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-08-29	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

Tele2 AB: Nomination Committee’s proposals regarding election of Board of Directors

In advance of Tele2 AB’s (Tele2) (NASDAQ Stockholm Exchange: TEL2 A and TEL2 B) Extraordinary General Meeting of shareholders, to be held on 21 September 2018, that will resolve on the proposed merger between Tele2 and Com Hem Holding AB (Com Hem), the Tele2 Nomination Committee proposes the election of current Com Hem Board Directors Andrew Barron and Eva Lindqvist as new Directors of the Board once the merger of Tele2 and Com Hem has been registered with the Swedish Companies Registration Office. The Nomination Committee also proposes the election of Lars-Åke Norling as a new Director of the Board, to assume his position upon election by the General Meeting.

Lars-Åke Norling is joining Kinnevik as an Investment Director and Sector Head of TMT in September 2018, concurrent to which he will join the Board of Millicom, the leading provider of cable and mobile services in Latin America. Most recently he was the Chief Executive Officer of Total Access Communications (dtac) in Thailand, where he executed a digital transformation and led a turnaround of the company’s financial performance. He has also been EVP of Developed Asia for Telenor as well as Chief Executive Officer of Digi Telecommunications Malaysia and of Telenor Sweden. Lars-Åke holds an MBA from Gothenburg School of Economics, an MSc in Engineering Physics from Uppsala University and an MSc in Systems Engineering from Case Western Reserve University, USA.

Andrew Barron is currently, in addition to his assignment as Chairman of Com Hem, a Board member of Ocean Outdoor, a pure play operator of premium digital out-of-home advertising in the U.K., and Arris, a telecoms equipment manufacturer. Andrew has also served as Chairman of Primacom, the fourth largest cable company in Germany. Prior to his assignment at Primacom, Andrew held key senior management positions such as Chief Operating Officer at Virgin Media, one of the largest U.K. cable companies. Previously, Andrew was with Modern Times Group where he held the position as Chief Operating Officer. Andrew has also served as CEO of Chello Media, a division of UPC, he was an EVP at The Walt Disney Company working primarily in television, and has six years’ experience as a consultant with McKinsey & Company. Andrew holds a Bachelor’s degree in History and Management Studies from Trinity College, Cambridge University, and an MBA from Stanford University.

Eva Lindqvist is currently, in addition to her assignment as Board member of Com Hem, member of the Board of Sweco, Mr Green & Co, Kährs Holding, Tarsier Studios, Bodycote and Keller Group, and is a member of the Royal Swedish Academy of Engineering Sciences. Eva has, prior to her current assignments, served as a Board member of several listed companies in different sectors. Eva has also served as Senior Vice President of Telia’s mobile operations, CEO of TeliaSonera International Carrier and has held senior positions at Ericsson. Eva graduated with an MBA from Melbourne University and an M.Sc. from Linköping University in applied physics.

Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-08-29

Georgi Ganev, Chairman of the Nomination Committee, commented: “The Nomination Committee is pleased to propose the election of Lars-Åke Norling to the Tele2 Board. Lars-Åke brings important experience from leading converged operators and driving digital transformation in large organizations. The Nomination Committee is also delighted to propose that current Com Hem Board Directors Andrew Barron and Eva Lindqvist joins the Board of Tele2 once the merger with Com Hem has been completed. Through the addition of Andrew and Eva, the Board will be even further strengthened and prepared to oversee a successful integration of the two companies’ operations, creating a leading integrated operator with a well-positioned offering of ubiquitous connectivity and digital services.”

Tele2’s Nomination Committee comprises Georgi Ganev, appointed by Kinnevik, John Hernander, appointed by Nordea Funds, and Hans Ek, appointed by SEB Investment Management. The Nomination Committee’s complete proposals are presented in the notice convening Tele2’s Extraordinary General Meeting.

For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

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TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.